January 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Progenics Pharmaceuticals, Inc. (the “Company”) – Request for Acceleration
Registration Statement on Form S-3 Filed January 6, 2017 (File No. 333-215454)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on January 19, 2017, or as soon thereafter as is practicable.

Very truly yours, CANTOR FITZGERALD & CO. By: /s/ Jeffrey Lumby Name: Jeffrey Lumby Title: Senior Managing Director